UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

________________________

CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

________________________

Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

________________________

M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

________________________

With a copy to:

David E. Brown, Jr.
Bhanu Mathur
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Cedar Realty Trust, Inc., a Maryland corporation (the “Company” or “Cedar”), to purchase up to an aggregate amount paid of $12,500,000 of shares of its Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”), at a price not greater than $15.75 nor less than $13.75 per Series C Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information included in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)              Name and Address:    The name of the subject company is Cedar Realty Trust, Inc. The address of its principal executive office is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452 and its telephone number is (757) 627-9088. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)              Securities:    The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)              Trading Market and Price:    The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Series C Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)              Name and Address:    The name of the filing person, which is also the subject company, is Cedar Realty Trust, Inc. The address of its principal executive office is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452 and its telephone number is (757) 627-9088. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series C Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

(a)              Material Terms:    The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Series C Shares; Odd Lots; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Series C Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Series C Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Series C Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series C Shares”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)              Purchases:    The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series C Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)              Agreements Involving the Subject Company’s Securities:    The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series C Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)              Purposes:    The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)              Use of the Securities Acquired:    The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)              Plans:    The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)              Source of Funds:    The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)              Conditions:    Not applicable.

(d)              Borrowed Funds:    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)              Securities Ownership:    The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Series C Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)              Securities Transactions:    The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Series C Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)              Solicitations or Recommendations:    The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

(a)              Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series C Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)              Other Material Information:    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)(i)	Offer to Purchase, dated December 27, 2024.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on December 27, 2024 (incorporated by reference to such filing).
107	Filing Fee Exhibit.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
	By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer
Dated: December 27, 2024

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